Exhibit 21.1

Subsidiaries of Duane Reade Inc.

Name	State of Incorporation or Organization
DRI I Inc.	Delaware corporation
Duane Reade(1)	New York general partnership
Duane Reade Realty, Inc.	Delaware corporation
Duane Reade International, LLC	Delaware limited liability company

(1)	1% owned by DRI I Inc. and 99% owned by Duane Reade Inc.